117 West 9th St. #1214

Los Angeles CA 90015

1-20-22

By Edgar and Overnight Courier

United States Securities
and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-5631

Attn:	Dale Welcome and/or Martin Jones

Re:	GTX Corp.
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed 3-31-21
File No. 000-53046

Ladies and Gentlemen:

On behalf of GTX Corp. (the “Company”), we submit this letter to you in connection with comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing, received by the Company by letter dated December 14, 2021. In this letter, we have recited the comments of the Staff set forth in this letter in italicized, bold type, and followed the comments with the Company’s response.

Item 9A. Controls and Procedures, pages 33 & 34:

1.	Please amend your filings to include management’s conclusion on the effectiveness of your disclosures controls and procedures. Refer to Item 307 of Regulation S-K. We remind you that your amended filing should include updated Section 302 certifications that are currently dated and refer to the Form 10-K/A.

2.	In future annual filings, please specifically identify the COSO framework, for example – the 2013 framework, used in your evaluation of internal control over financial reporting.

In response to these Comments (1 & 2), the Company affirms that we are responsible for the fair presentation of the internal disclosure information so that it is in conformity with generally accepted accounting principles. We are also responsible for establishing and maintaining effective internal control over financial reporting and noting the management’s conclusion as to the effectiveness of the disclosures controls and procedures within our filings per Item 307 of Regulation S-K.

During the December 21, 2021 phone call between the Company and Dale Welcome at the Commission, the Commission approved that the Company may confirm future compliance with Item 307 of Regulation S-K for all future filings in lieu of amending the Company’s 2020 Form 10-K. This includes our December 31, 2021 Form 10-K, in which we are currently conducting the year-end audit, which will include these disclosure requests.

In connection with the Company’s response to the Staff’s comments, the Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests the Staff’s assistance in completing the review as soon as practicable. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this letter to the undersigned at (213) 489-3019.

Sincerely,

/s/ Alex McKean
Alex McKean
CFO